

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

November 23, 2007

Mr. John Ballard
Longwei Petroleum Investment Holding Ltd.
30 Guanghau Avenue, Wan Bailin District
Taiyuan City, Shanxi Province, Shanxi, China 030024

> **RE: Longwei Petroleum Investment Holding Ltd.**
> **Registration Statement on Form S-1**
> **Filed October 25, 2007**
> **File No. 333-146921**

Dear Mr. Ballard:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide in an appropriate place the information required by Item 201(b)(1) of Regulation S-K.

2. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

3. Update your disclosure throughout your filing to the most recent practicable date with each amendment. For example, updated financial statements and discussion may be needed in the amended filing.

Prospectus Cover Page

4. Revise the second paragraph to clarify the current applicability of the "penny stock" rules to the company's common stock and provide a cross-reference to a more detailed disclosure elsewhere in the prospectus discussing the application of such rules to the company and its common stock.

5. It is unclear what the company is referencing to when discussing the price of the shares being tied to the price of the shares in the company's "Initial Public Offering" in light of the fact that this registration statement relates only to the registration for resale of shares on behalf of selling securityholders and is therefore neither an initial public offering nor an offering by the company. Please revise.

Prospectus Summary, page 7

6. The prospectus should contain a discussion of all factors material to the investor of an investment in the securities. Please revise the first sentence of the first paragraph accordingly.

The Company

Overview, page 7

7. In the second paragraph you use a defined term, "Share Exchange" which has not been previously defined. Please revise. See also page 32.

Summary Consolidated Financial Data, page 9

8. We note that for all periods presented, the number of shares outstanding used in the calculation of earnings per share does not agree to the amounts shown on the face of your income statement. Please revise or advise.

Risk Factors, page 11

9. Throughout this section, rather than stating that there is or can be no assurance of, or no guarantee of, a particular outcome, delete such language and state the extent of each risk plainly and directly.

10. We note that the company's assets are located in China. Disclose whether U.S. laws and judgments are enforceable in China and the attendant risk to U.S. investors, if any. Tell us whether and how U.S. investors may attach in any judgment obtained in the U.S. your Chinese assets or your interests in the Chinese subsidiaries.

11. Provide a risk factor discussing the application of and consequences to the company falling within the definition of a "penny stock" company.

12. Add a risk factor to discuss the possibility or probability that the company will be required to hold its investment in the form of contract rights with a Chinese company and will not be legally permitted under Chinese law to hold either the stock of such company or the assets directly.

13. We note that your disclosure that your commodity risk is mitigated since you purchase and deliver your fuel supply daily and utilize cost-plus pricing to your customers. However, it appears that via your significant levels of inventory and advances to suppliers you have locked in prices well in advance of the time when you deliver your commodities and determine customer pricing. In this manner, we note that on page on page 63 in Note 5, you disclose that advance payments are meant to ensure preferential pricing. Please revise your filing to include a discussion of these market risks in quantitative and qualitative disclosure about market risk on page 30. In doing so, please disclose the effective days of supply where the price paid is established in advance of the sale.

Special Note Regarding Forward-Looking Statements, page 18

14. Revise the last paragraph to clarify and acknowledge that there is no obligation to update the information in the prospectus unless and except to the extent otherwise required pursuant to applicable federal securities laws.

Selected Consolidated Financial Data, page 20

15. We note that you have provided summary financial data for five years beginning in 2003. Please provide selected financial data for fiscal years ended June 30, 2004 and 2003. Please also provide selected financial data for your most recent interim period.

Management's Discussion and Analysis

Overview, page 22

16. Please revise this section to discuss the events, trends, risks and uncertainties that management views as most critical to the Company's revenues, financial position, liquidity, plan of operations, results of operations and any material commitments for capital expenditures and the expected sources of funds for such expenditures. The purpose of this disclosure is to provide investors with information relevant to an assessment of the financial condition and results of operations of the registrant. This section must provide a narrative explanation of the Company's financial statements so that investors may see the Company through the eyes of the Company's management.

17. The first four paragraphs in this section are repeated verbatim on page 33. Remove unnecessary duplication of disclosure. In this section, address those factors or trends which have the most pervasive impact on your financial conditions. Provide detailed disclosures about your business in the "Business" section.

18. Briefly detail the processes involved in the company obtaining the various operating licenses referred to on pages 22-23 and add a risk factor discussing the importance of such licenses to the company's operations and the risks to the company should such licenses not be renewed or otherwise not be available to the company.

19. You indicate that you have your "own rail system." Here, or under "Properties," describe your "rail system." On page 36 you cite 16,278 square feet of railroad line.

20. Here, or under "Properties," address the adequacy and condition of your storage tanks. Compare the 50,000 metric tons to your annual sales volume and address any need to conduct maintenance or refurbishing of this equipment.

Revenue, page 23

21. For the quarter ended September 30, 2007 and the year ended June 30, 2007 you attribute changes in revenue to your perception that "the population in China in general has become wealthier." This would appear to be a long term trend rather than one which would impact period-to-period changes. In addition, you cite this as the cause for both the quarter ended September 30, 2007 – when revenues increased by 45.9% - and for the year ended June 30, 2007 – when revenues increased .73%.

    Revise your disclosure in all of your period comparisons to address the causes for change during that specific period. Where applicable, please include a discussion of changes in volume, price, and from changes in exchange rates. For the year ended June 30, 2006 address in more detail the reason for the 127.78% change. For the year ended June 30, 2007 revise your filing to describe the reasons that revenues were essentially flat. For the quarter ended September 30, 2007 address the reasons for the 45.9% increase, particularly when contrasted to change for June 30, 2007. If applicable, describe factors that partially offset the factors which describe the increase.

Results of Operations, page 23

22. Revise the revenue and cost of goods tables on pages 24-5 to reflect the amount on both a percentage of total revenues or cost of goods sold basis, as the case may be, as well as a raw dollar amount.

23. In discussing the gross profit margins on pages 25-6, expand the discussion to consider the extent to which the company believes or is concerned that the decrease in revenues due to decreasing agency fees is a continuing trend and not just short-term in duration, and consider whether such fact should be highlighted in a separate risk factor.

24. Briefly discuss whether the decreases in marketing expenses and the reduction in sales force is due to increased efficiencies in those areas or is more a matter of limits on funds available for such expenditures. To the extent the answer is the former, detail the efficiencies obtained and consider whether they are permanent or temporary in nature. To the extent it is the latter, discuss the impact of such decreases and limits on future revenues and operations.

Components of Revenue, page 24

25. We note that sales of diesel oil decreased and sales of gasoline increased for the year
ended June 30, 2007 when compared to June 30, 2006. Please revise your filing to
describe the reasons for these variances and separately describe the reasons for variances
in sales of all products for all periods presented.

Operating Activities, page 27

26. We note your disclosure that you took advantage of a sudden drop in petroleum prices
between April and May of 2007 to describe the unfavorable variance in cash used in
operating activities for the year ended June 30, 2007. Please revise your disclosure to
clarify how the cash was expended to take advantage of the drop in oil prices and indicate
if you made advances to suppliers to lock in prices or purchased additional amounts of
inventory.

Investing Activities, page 27

27. We note that you have not expended any material amount of cash for investing activities
for the three years ended June 30, 2007. Please clarify how you are able to maintain your
infrastructure which includes numerous buildings, railroad lines, storage tanks and pump
rooms without continued investments.

Seasonality, page 29

28. Briefly discuss the extent to which the seasonality affecting the company's operations is
weather related.

Description of Business

Business Strategy, page 33

29. To the extent to which the company's growth strategy involves increasing sales from
attracting new customers, discuss the impact on such strategy of the decreases in
marketing expenditures and sales force referenced on page 25.

30. With respect to the company's strategies of increasing storage capacity and expanding geographically, discuss the company's ability to finance, either internally or externally, the costs associated with such strategies, discuss the known or potential sources of financing for such strategies, and detail any current discussions with respect to any third party financing.

Description of Business, page 31

31. Address any pre-existing affiliations or relationships between Tabitha II and Lonqwei.

Corporate Structure, page 32

32. Explain the business reasons for creating and incorporating Taiyuan Longwei, the BVI subsidiary.

33. Explain the significance of the difference between the Finish Oil Wholesale License and the Dangerous Chemical Products Businesses license – i.e. the difference between a license to "handle gasoline and diesel oil" and engaging in "the business of these products." Explain what you mean "engage in the business of these products."

34. In that regard, you indicate that there is "no expiration date" for the Finish Oil Wholesale License. Briefly discuss the conditions under which this license could be revoked.

Properties, page 34

35. Briefly provide information concerning the location of the company's properties. See Item 101 of Regulation S-K.

Management

Directors and Executive Officers, page 36

36. Revise all of the management biographies to provide the disclosure required by Item 401(e) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 41

    37. Identify the "certain shareholders of Longwei Petroleum Investment Holdings Limited."

Selling Stockholders, page 42

    38. Indicate when the selling shareholders acquired their shares and the price they paid.

Description of Securities, page 43

    39. We note that your operating subsidiaries may be subject to restrictions on their ability to make distributions to your parent company, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. Please provide us the results of your computation of restricted net assets of your subsidiaries as contemplated by SAB Topic 6.K.2.

Financial Statements, page 48

General

    40. We note that a substantial amount of your assets are located in China and also your disclosures regarding currency restrictions. It appears you should provide audited parent-only condensed financial statements as required by Rule 5-04 of Regulation S-X. Otherwise, please explain why you do not believe this information is required.

    41. Please continue to monitor the need to update your financial statements. Refer to Rule 3-12 of Regulation S-X.

    42. Please update the date of your registered independent accountant's consent.

Report of Independent Registered Public Accountants, page 50

    43. We note that your auditors are located in Salt Lake City, Utah and that your operations are in China. Based on this information, it appears that reliance on other auditors located in China may have been necessary. We further note that you have not furnished the report of such other auditors as required by Rule 2-05 of Regulation S-X. You should revise the filing to include the report of the other auditors that were relied on by the Salt

Lake City firm. If that firm has concluded that they are the principal auditor and that audit reports of other auditors are not also required to be filed, please provide us with the following:

- A detailed explanation of the steps taken by your auditors to express an opinion on your financial statements without making reference in their report to the audits of any other accounting firms. Refer to AU Section 543.

- The name of the firm that performed audit procedures for the operations in China. Indicate if this firm is currently registered with the Public Company Accounting Oversight Board (PCAOB). Confirm, if true, that their audit procedures were performed in accordance with the standards of the Public Company Accounting Oversight Board (United States) for audits performed after that date. Describe in detail the nature of the procedures they performed for which your Salt Lake City, Utah auditors took responsibility.

Note 2 – Summary of Significant Accounting Policies, page 56

(i)Advances to Suppliers, page 58

44. Please expand your disclosure to indicate the specific terms of these advances and how you evaluate them for impairment. We note that you have had a significant increase in the amount of advances to suppliers. Please expand your discussion of liquidity and capital resources to explain the cause of this increase and indicate whether or not you expect to maintain these levels of advances in the future.

(k) Revenue Recognition, page 58

45. Please expand your disclosure of your agency service revenue recognition accounting policy to indicate whether or not the arrangement for which you served as an agent is required to be completed before you have earned the related agency fee. Indicate what happens to your fee if the arrangement, included delivery of the product, is not completed.

Note 3. Accounts Receivable, page 61

46. We note your allowance for doubtful accounts receivable is based on several factors, including overall customer credit quality, historical write-off experience, and specific account analysis that projects the ultimate collectibility of the account. Please clarify how you concluded that no allowance was required for all periods presented.

Note 5. Advance to Suppliers, page 60

47. Please clarify what you mean by your disclosure that states, "The advance payments are meant to ensure preferential pricing and delivery."

Note 10. Income Taxes, page 63

48. Please revise your filing to include the financial statement disclosures as required by paragraph 43 to 49 of SFAS 109.

Form 8-K Filed October 23, 2007

Unaudited Pro Forma Financial Data

49. Please revise your filing to provide a clear correlation of the individual pro forma adjustments to the related notes to such adjustments. In doing so, please ensure that each of the notes describes the specific adjustment.

50. We note your pro forma balance sheet as of June 30, 2007 reflects common shares outstanding of 51,120. However, it appears that the total shares outstanding of the combined entity post merger total 75,000,000. Please clarify how many shares of common stock are outstanding in Tabatha II on a pre merger basis as well as the combined post merger entity. With respect to the pro forma adjustment to equity, please tell us if you;

- reversed Longwei BVI's par value equity to reflect the number of common shares of Tabatha II;

- recorded the issuance of the shares to effect the reverse merger; and

- eliminated Tabatha II's additional paid in capital and retained earnings with the residual difference recorded to additional paid in capital.

51. We note that you have calculated pro forma earnings per share for the year ended June 30, 2007 by diving net income by 75,000,000 shares outstanding. It appears that you need to revise your calculation to divide net income by the number of shares issued to the prior shareholders of Longwei BVI by Tabatha II to effect the merger.

52. Please quantify the transaction costs associated with this merger and clarify how you accounted for such costs.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Michael E. Karney at (202) 551-3847 or, in his absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Schwall
         J. Davis
         J. Cannarella
         M. Karney

         <u>via facsimile</u>
         Jehu Hand (949)489-0034